AMENDMENT LETTER

To: Wilmington Trust (London) Limited, as Agent on behalf of the Lenders under the Original Facility Agreement (the “Agent”)

From: Oatly AB (reg. no. 556446-1043), as Original Borrower and Obligors’ Agent under the Original Facility Agreement (the “Obligors’ Agent”); and

Oatly Group AB (publ) (reg. no. 559081-1989), as Company under the Original Facility Agreement (the “Company”)

23 May 2023

Dear Sirs and/or Madams,

Reference is made to the sustainable revolving credit facility agreement originally dated 14 April 2021 (as amended and restated from time to time, including pursuant to an amendment and restatement agreement dated 18 April 2023, and as further amended, supplemented and/or restated from time to time) between, inter alios, the Company as Company and Original Guarantor, the Obligors’ Agent as Original Borrower, Original Guarantor and Obligors’ Agent, the financial institutions named therein as Original Lenders and Wilmington Trust (London) Limited as Agent and Security Agent (the “Original Facility Agreement”).

Terms defined in the Original Facility Agreement shall have the same meaning when used in this amendment letter (the “Amendment Letter”), unless a contrary indication appears. Clauses 1.2 (Construction) and 1.5 (Third Party Rights) of the Original Facility Agreement shall be deemed to be incorporated into this Amendment Letter save that references in those clauses to “this Agreement” shall be construed as references to this Amendment Letter.

1.
Background
1.1
As previously communicated to the Agent, it is contemplated that the Company will issue additional convertible senior PIK notes in an original principal amount of USD 35,000,000 (the “Additional PIPE Financing”).
1.2
This Amendment Letter is entered into for the purpose of amending the Original Facility Agreement to accommodate the issuance of the Additional PIPE Financing.
1.3
Pursuant to clause 2.5 (Obligors’ Agent) of the Original Facility Agreement (which continues in full force and effect) and clause 37.1 (Required Consents) of the Original Facility Agreement, the Obligors’ Agent confirms that it continues in its appointment as agent on behalf of each Obligor in respect of the Finance Documents and is authorised to make such agreements and to effect relevant amendments, supplements and variations capable of being given, made or effected by any Obligor.
2.
Amendment to the Original Facility Agreement
2.1
The Obligors’ Agent hereby requests for itself, and on behalf of each other Obligor in accordance with clause 37.1 (Required Consents) of the Original Facility Agreement, that the Agent (acting on behalf of the Lenders) agrees that:

(a)
paragraph (c) of the definition of “Permitted Financial Indebtedness” set out in clause 1.1 (Definitions) of the Original Facility Agreement shall be amended to read as follows:

“(c) arising under the PIPE Financing so long as the PIPE Financing constitutes a Subordinated Financing up to an aggregate outstanding principal amount as of any date not to exceed $335,000,000 plus any capitalized or “paid-in-kind” interest accruing thereon, which Financial Indebtedness shall be subject to the Intercreditor Agreement, provided that the Company issues the 9.25% Convertible Senior PIK Notes due 2028 described in paragraph (c) of the definition of “PIPE Financing” (and receives the net cash proceeds thereof) on or before 30 June 2023 (or such later date as the Majority Lenders may agree in their sole discretion);”

(b)
the definition of “PIPE Financing” set out in clause 1.1 (Definitions) of the Original Facility Agreement shall be amended to read as follows:

““PIPE Financing” means:

(a)
the Company’s 9.25% Convertible Senior PIK Notes due 2028, issued on 23 March 2023 pursuant to that certain Investment Agreement dated as of 14 March 2023 by and among the Company and certain purchasers thereof;
(b)
the Company’s 9.25% Convertible Senior PIK Notes due 2028, issued on 18 April 2023 pursuant to that certain Subscription Agreement dated as of 14 March 2023 by and among the Company and certain purchasers thereof; and
(c)
the Company’s 9.25% Convertible Senior PIK Notes due 2028, issued pursuant to that certain Investment Agreement dated as of 9 May 2023 by and among the Company and a certain purchaser thereof,

up to an aggregate outstanding principal amount as of any date not to exceed $335,000,000 plus any capitalized or “paid-in-kind” interest accruing thereon, each of which shall be a Subordinated Financing and the net proceeds of each of which shall be contributed to CEBA which shall in turn contribute such proceeds to the Original Borrower.”

(the amendments contemplated by this clause 2.1 collectively referred to as the “Amendments”).

2.2
By countersigning this Amendment Letter, the Agent (acting on behalf of the Lenders) acknowledges and agrees to the Amendments, and with effect from (and including) the date upon which the Agent has countersigned this Amendment Letter and received (or waived receipt) of that certain Investment Agreement dated as of 9 May 2023 by and among the Company and a certain purchaser thereof relating to the Additional PIPE Financing (such date being the “Effective Date”):
(a)
the Amendments shall immediately and automatically become effective;
(b)
all references in the Original Facility Agreement to “this Agreement”, and all references in any other Finance Document to the Original Facility Agreement shall include the Original Facility Agreement as amended by this Amendment Letter; and
(c)
the Original Facility Agreement and this Amendment Letter shall be read and construed as one instrument.

2.3
The Obligors’ Agent, for itself and on behalf of each other Obligor, agrees and acknowledges that, save as expressly amended by this Amendment Letter, the Original Facility Agreement and each other Finance Document remains and shall continue in full force and effect.
3.
Intercreditor Agreement Confirmation

On and as of the Effective Date, each of the Company and the Agent confirms that, for the purpose of paragraph (b)(iii) of clause 12.4 (Incurrence of Unsecured Convertible Notes Liabilities) of the Intercreditor Agreement, the Additional PIPE Financing is not prohibited under the Finance Documents.

4.
Repeating Representations

Each of the Company and the Obligors’ Agent makes the Repeating Representations, and the representations and warranties set out in clause 21.16 (No misleading information) of the Original Facility Agreement, by reference to the facts and circumstances then existing:

(a)
on the date of this Amendment Letter, but as if references in clause 21 (Representations) of the Original Facility Agreement to the “Finance Documents” were instead to this Amendment Letter; and
(b)
on the Effective Date, but as if references in clause 21 (Representations) of the Original Facility Agreement to the “Finance Documents” were instead to the Original Facility Agreement as amended by this Amendment Letter.
5.
Confirmations
5.1
The Obligors’ Agent confirms, for itself and on behalf of each Obligor, that the guarantee and indemnity provided by each Obligor contained in clause 20 (Guarantee and Indemnity) of the Original Facility Agreement shall, after giving effect to the Amendments, on and from the date of this Amendment Letter continue in full force and effect and extend to the liabilities and obligations of each of the Obligors under the Original Facility Agreement as amended by the terms of this Amendment Letter and the other Finance Documents (as amended and restated from time to time) subject to any limitations set out in the relevant Finance Documents.
5.2
The Obligors’ Agent confirms, for itself and on behalf of each Obligor, that, after giving effect to the Amendments, the Transaction Security granted by the Obligors continues in full force and effect as security for the liabilities and obligations of each of the Obligors under the Original Facility Agreement as amended by the terms of this Amendment Letter and the other Finance Documents (as amended and restated from time to time) subject to any limitations set out in the relevant Finance Documents.
6.
Miscellaneous
6.1
This Amendment Letter is hereby designated as a Finance Document by the Company and the Agent for the purposes of the definition of “Finance Document” in the Original Facility Agreement.
6.2
This Amendment Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Amendment Letter.
6.3
The terms of clauses 33 (Notices), 35 (Partial Invalidity), 36 (Remedies and Waivers) and 44 (Enforcement) of the Original Facility Agreement shall be deemed to be incorporated into this

Amendment Letter save that references in those clauses to “this Agreement” shall be construed as references to this Amendment Letter.
6.4
This Amendment Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

Yours faithfully,

Oatly AB
as Original Borrower

/s/ Christian Hanke__________
Name: Christian Hanke
Capacity: Authorised signatory

Oatly AB
as Obligors’ Agent

/s/ Christian Hanke__________
Name: Christian Hanke
Capacity: Authorised signatory

Oatly Group AB (publ)
as Company

/s/ Christian Hanke__________
Name: Christian Hanke
Capacity: Authorised signatory

We acknowledge and agree to the terms of this Amendment Letter.

Date: 23 May 2023

For and on behalf of

Wilmington Trust (London) Limited

as Agent for itself and on behalf of the Lenders

By: /s/ Lisa Mariconda __________

Name: Lisa Mariconda